EXHIBIT 99.1
HIGHLAND CAPITAL MANAGEMENT, L.P.
1300 Two Galleria Tower
13455 Noel Road, LB 45
Dallas, Texas 75240
October 21, 2005
Via Certified Mail
Board of Directors
Motient Corporation
300 Knightsbridge Pkwy.
Lincolnshire, Illinois 60069
Ladies and Gentlemen:
As you know, on October 7, 2005, affiliates of Highland Capital Management, L.P. (collectively, “Highland”), on behalf of themselves and other similarly situated holders of Series A Convertible Preferred Stock (“Series A”), brought an action (the “Complaint”) against Motient Corporation (the “Company”) and its directors seeking to enjoin the exchange offer of Company shares originally announced on September 27, 2005 (the “Exchange Offer”). On October 12, 2005, the Company amended the documentation relating to the Exchange Offer to modify various prior disclosures concerning the proposed exchange of Series A shares for shares of Series B Convertible Preferred Stock (“Series B”). This amendment also attempted to amend the terms and structure of the Exchange Offer such that Series A shares would no longer be coerced into accepting the exchange.
The Complaint alleged that the Company and its directors breached their fiduciary duties to the Series A holders by failing to disclose all material facts relating to the Exchange Offer and by structuring its terms so as to inequitably coerce the Series A holders into tendering pursuant to the Exchange Offer. Only after the Complaint was filed and the court scheduled a hearing on a related motion for expedited discovery did the Company file the amended Exchange Offer documents.
Because the October 12, 2005 amendments were in direct response to and provided some of the relief sought by the Complaint, I would request that the Board approve reimbursement for and agree to pay all fees and costs, including reasonable attorneys’ fees, incurred by Highland (on behalf of the Series A holders) relating to the Complaint. The Complaint, which resulted in legally required changes to the Exchange Offer’s misleading disclosures and coercive structure, yielded a substantial benefit to the Series A holders and the Company. Therefore, it is only appropriate that the Company reimburse Highland for these fees and costs.

Board of Directors
Motient Corporation
October 21, 2005

While the amended disclosures addressed many of the issues identified in the Complaint, the current disclosures, even as amended, continue to raise several issues that I think should be addressed by the Company and the members of the Board before the expiration of the Exchange Offer so that the Series A holders are able to make a fully informed decision regarding the Exchange Offer.
First, I am deeply troubled by the newly included statements in the Exchange Offer documentation regarding accounting “consents.” In a remarkably evasive sentence, the Company states that “If the required accounting consents were given and the Series was later found to be void, the accounting firm issuing the consent could have potential liability with respect to the financial statements included in the registration statement that they audited.” This statement requires clarification. Is there really an issue regarding “consents” or is the issue more fundamental — the contingent liability resulting from issuing void shares and/or a possible restatement of prior quarters given the voidability issue? Has management even talked to its auditors about the meaning of this disclosure and cleared the statements with them? Are the auditors unwilling to provide this “consent” if any portion of the Series A shares remains outstanding? If Highland or any other Series A holder elects not to exchange, does this issue really go away? Is 100% acceptance required to correct this problem — not a majority on which the Exchange Offer is conditioned? Is this statement a disguised assertion by the accountants that they believe the Series A shares are in fact void? If not, why else would the level of stockholder participation in the Exchange Offer affect their willingness to issue the accounting “consents”? Does this inability to obtain accounting “consents” for audited financial statements more broadly affect the Company and its financial statements? Shouldn’t this be disclosed? Indeed, does this mean that the Company is currently unable to obtain any audited financial statements for any purpose? Does this require public disclosure and perhaps a Form 8-K filing? The holders of the Series A shares are entitled to more information on this critical issue, especially if the Series B shares may be subject to the same issue and the exchange does not solve the problem.
Second, the October 12, 2005 amendments included the statement that the Board of directors is not making a recommendation as to whether Series A holders should exchange their shares for Series B shares, supposedly in direct response to either issues raised by the Securities and Exchange Commission or because I have expressed strong opposition to the Exchange Offer as evidenced by litigation in Texas1 and the Complaint. To my knowledge, the Board has not met to discuss the Exchange Offer (unless that meeting was called without the required notice and conducted without my presence). I know of no meeting where the Exchange Offer documents were reviewed or a conclusion

1 The new disclosures in the October 12, 2005 amendments (repeated at least twice) suggesting that Highland is somehow to blame for the Company’s 2005 issuance of the Series A shares in violation of the Company’s charter are both inaccurate and misleading. Rather than debate the reasons for the Company’s failure, a Texas court will decide the validity of the Series A shares after hearing the complete facts.

Board of Directors
Motient Corporation
October 21, 2005

was reached regarding the decision not to recommend to stockholders whether to tender pursuant to the Exchange Offer.
Perhaps the newly-formed Executive Committee is making this recommendation, but even among the broad powers that the Executive Committee arrogated for itself, the power to speak for the Board as a whole was not one of those powers. In any event, the disclosure is misleading. The holders of the Series A shares are entitled to a frank disclosure of the recommendation of the Board of Directors, not the opinion of the Executive Committee masquerading as the Board of Directors.
Third, the Exchange Offer gives the directors, Andrews Kurth LLP and others a broad release from potential liability to the Series A holders. This action appears to be self-interested and an inherent conflict of interest and one that should not be sanctioned by the Board. At a minimum, the conflict should be highlighted and discussed. The rush to documentation and lack of deliberation provide further evidence of the ongoing wrongs being perpetuated by current management of the Company. I would also question whether such release would be an enforceable “knowing” release in light of the incomplete disclosures in the Exchange Offer materials referenced elsewhere herein.
Fourth, the disclosure regarding the liability releases is materially misleading. They reference releases of the Company’s officers, directors, agents, attorneys and representatives. Who exactly is receiving these releases? Why was Andrews Kurth included, although not specifically named in the documents? More importantly, what consideration, if any, have these parties (including Andrews Kurth) provided for these releases? Are the releases legally binding? Why are the releases part of the Exchange Offer? Who initiated a report for releases? The stated goals and purposes of the Exchange Offer could be reached without these releases. Nowhere does it state that one of the purposes of the Exchange Offer is to obtain these releases. Has the Company released these same third parties? If so, why and why is it not disclosed? If not, why then are the preferred stockholders being asked to release those claims? Why are these releases included — I can only assume to benefit and cover up the past bad acts of management.
Fifth, there are a number of other areas where the Exchange Offer documents continue to mislead investors. Specifically, I am deeply concerned by, and point your attention to, the following non-exhaustive list of issues raised by the amended Exchange Offer:
➢	Insufficient disclosure regarding the potential value of any rescission right associated with the Series A shares to the Series A holders as a result of the Company’s declining stock price and dilution threatened by the proposed transaction with Mobile Satellite Ventures, LP;

Board of Directors
Motient Corporation
October 21, 2005

➢	Misleading disclosure regarding dividend payments stating that the first semi-annual dividend payment on the Series A shares is due on November 15, 2005, which is seven months, rather than six months, from the April 15, 2005 initial calculation date for dividends; and
➢	Misleading disclosure stating that the initial intent of parties was that Series A holders would have “limited,” rather than no, voting rights.
Clearly, a careful review of all disclosures is required — including a review by each Board member and the requisite due diligence by the Board and management.
At this point in time, given the issues raised by these omissions and misleading disclosures and the lack of complete information provided by the Company regarding the Exchange Offer, Highland has determined that it does not have enough information to make an informed decision with respect to the Exchange Offer. Given the lack of information disclosed by the Company, coupled with the above stated omissions and misleading disclosures, Highland would currently be inclined not to exchange its Series A shares pursuant to the Exchange Offer.
I regret that the Board’s continued practice of rushing the decision-making process (a criticism I have raised time and time again) has yet again harmed the Company’s stockholders, in this case by producing inferior documentation containing misleading disclosures and yielded a coercive Exchange Offer. I regret that the other directors have elected to freeze me out of the Board’s decision-making process. Those decisions do not relieve the Company and the directors of their fiduciary duty to provide full, fair and accurate disclosures to the holders of Series A shares and the market as whole. I encourage the Company and the other directors to fulfill their duties and provide full, complete and accurate disclosures concerning the Company and the Exchange Offer and, in the future, to follow proper decision making procedures based on input from all directors elected by the stockholders.
Sincerely,
/s/ James D. Dondero
James D. Dondero
cc: Securities and Exchange Commission